Exhibit 99.1

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (the “Agreement”), dated as of July 14, 2025 (the “Commencement Date”), by and among, OFA Group, a Cayman Islands exempted company (the “Company”), and Atsion Opportunity Fund LLC – Series 1, a Delaware limited liability company (the “Investor”).

WHEREAS:

The Company wishes to sell to the Investor, and the Investor wishes to purchase from the Company, up to One Hundred Million Dollars ($100,000,000) of the Company’s ordinary shares, par value $0.001 per share (the “Ordinary Shares”). Upon mutual agreement of the Company and the Investor, the number of Ordinary Shares to be purchased pursuant to this Agreement may be increased up to Two Hundred Million Dollars ($200,000,000). The Ordinary Shares to be purchased hereunder are referred to herein as the “Purchase Shares.”

NOW THEREFORE, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Investor hereby agree as follows:

1.	CERTAIN DEFINITIONS.

For purposes of this Agreement, the following terms shall have the following meanings:

(a) “Accelerated Purchase Date” means, with respect to any Accelerated Purchase made pursuant to Section 2(b) hereof, the Business Day on which the Company delivers an Accelerated Purchase Notice to the Investor.

(b) “Accelerated Purchase Notice” means, with respect to any Accelerated Purchase made pursuant to Section 2(b) hereof, an irrevocable written notice, in the form of Exhibit D, from the Company to the Investor directing the Investor to purchase a specified Accelerated Purchase Share Amount on the applicable Accelerated Purchase Date pursuant to Section 2(b) hereof at the applicable Purchase Price.

(d) “Accelerated Purchase Share Amount” means, with respect to an Accelerated Purchase made pursuant to Section 2(b) hereof, the number of Purchase Shares directed by the Company to be purchased by the Investor in such Accelerated Purchase Notice, which number of Purchase Shares shall not exceed the lesser of (i) 500% of the value purchased pursuant to the most recent Regular Purchase or (ii) 20% of the trading volume on such date the Company submits an Accelerated Purchase Notice.

(e) “Available Amount” means, initially, One Hundred Million Dollars ($100,000,000) in the aggregate, which may be increased to Two Hundred Million Dollars ($200,000,000) upon mutual agreement of the Company and the Investor.

(f) “Bankruptcy Law” means Title 11, U.S. Code, or any similar federal or state law for the relief of debtors.

(g) “Business Day” means any day on which the Principal Market is open for trading, including any day on which the Principal Market is open for trading for a period of time less than the customary time.

(h) “Closing Sale Price” means, for any security as of any date, the last closing sale price on such date for such security on the Principal Market as reported by the Principal Market.

(i) “Commencement Date” shall have the meaning assigned in the preamble.

(j) “Company Material Adverse Effect” means any material adverse effect on (i) the enforceability of any Transaction Document, (ii) the results of operations, assets, business or financial condition of the Company and its Subsidiaries, taken as a whole, other than any material adverse effect that resulted primarily from (A) any change in the United States or foreign economies or securities or financial markets in general that does not have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, (B) any change that generally affects the industry in which the Company and its Subsidiaries operate that does not have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, (C) any change arising in connection with earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing as of the date hereof, (D) any action taken by the Investor, its affiliates or its or their successors and assigns with respect to the transactions contemplated by this Agreement, (E) the effect of any change in applicable laws or accounting rules that does not have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, or (F) any change resulting from compliance with terms of this Agreement or the consummation of the transactions contemplated by this Agreement, or (iii) the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document to be performed as of the date of determination.

(k) “Confidential Information” means any information disclosed by either party to the other party, either directly or indirectly, in writing, orally or by inspection of tangible objects (including, without limitation, documents, prototypes, samples, plant and equipment), which is designated as “Confidential,” “Proprietary” or some other similar designation. Information communicated orally shall be considered Confidential Information if such information is confirmed in writing as being Confidential Information within ten (10) Business Days after the initial disclosure. Confidential Information may also include information disclosed to a disclosing party by third parties. Confidential Information shall not, however, include any information which (i) was publicly known and made generally available in the public domain prior to the time of disclosure by the disclosing party; (ii) becomes publicly known and made generally available after disclosure by the disclosing party to the receiving party through no action or inaction of the receiving party; (iii) is already in the possession of the receiving party without confidential restriction at the time of disclosure by the disclosing party as shown by the receiving party’s files and records immediately prior to the time of disclosure; (iv) is obtained by the receiving party from a third party without a breach of such third party’s obligations of confidentiality; (v) is independently developed by the receiving party without use of or reference to the disclosing party’s Confidential Information, as shown by documents and other competent evidence in the receiving party’s possession; or (vi) is required by law to be disclosed by the receiving party, provided that (X) the receiving party (1) gives the disclosing party prompt written notice of such requirement prior to such disclosure and assistance in obtaining an order protecting the information from public disclosure and (2) furnishes only that portion of the Confidential Information that is legally required to be disclosed, and (Y) any Confidential Information so disclosed shall maintain its confidentiality protection for all purposes other than such legally compelled disclosure.

(l) “Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

(m) “DTC” means The Depository Trust Company, or any successor performing substantially the same function for the Company.

(n) “DWAC Shares” means Ordinary Shares (i) that are issued in electronic form, (ii) the resale of which is registered under an effective registration statement and (iii) that are timely credited, once a DWAC notice is received, by the Company to the Investor’s or its designee’s specified Deposit/Withdrawal at Custodian (DWAC) account with DTC under its Fast Automated Securities Transfer (FAST) Program, or any similar program hereafter adopted by DTC performing substantially the same function.

(o) “Effectiveness Deadline” means, with respect to the Registration Statement filed hereunder, the 45th calendar day following the initial filing hereof, provided, however, in the event the Company is notified by the SEC that the Registration Statement will not be reviewed or is no longer subject to further review and comments, the Effectiveness Deadline as to such Registration Statement shall be the fifth business day following the date on which the Company is so notified if such date precedes the date required above, provided, further, that in the event the Company is notified by the SEC that the Registration Statement will be reviewed, the Effectiveness Deadline as to such Registration Statement will be the 90th calendar day following the initial filing.

(p) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(q) “Floor Price” means $1.00.

(r) “Maturity Date” means the first day of the month immediately following the thirty-six (36) month anniversary of the Commencement Date.

(s) “OFA IPO Price” means $4.00 per Ordinary Share, being the public offering price of the Company’s Ordinary Shares at the time of the Company’s initial public offering dated May 21, 2025.

(t) “PEA Period” means the period commencing at 9:30 a.m., Eastern time, on the tenth (10th) Business Day immediately prior to the filing of any post-effective amendment to the Registration Statement (as defined herein) or New Registration Statement (as such term is defined in the Registration Rights Agreement), and ending at 9:30 a.m., Eastern time, on the Business Day immediately following, the effective date of any post-effective amendment to the Registration Statement (as defined in Section 5(a) below) or New Registration Statement (as such term is defined in the Registration Rights Agreement).

(u) “Person” means an individual or entity including but not limited to any limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

(v) “Principal Market” means the Nasdaq Capital Market (or any nationally recognized successor thereto); provided, however, that in the event the Company’s Ordinary Shares are listed and principally traded on the New York Stock Exchange, Nasdaq Global Select Market, Nasdaq Global Market, NYSE American, NYSE Arca, OTC Bulletin Board, or OTCQX or OTCQB operated by the OTC Markets Group, Inc. (or any nationally recognized successor to any of the foregoing), then the “Principal Market” shall mean such other market or exchange on which the Company’s Ordinary Shares are then listed or traded.

(w) “Purchase Amount” means, with respect to any Regular Purchase or Accelerated Purchase made hereunder, the portion of the Available Amount to be purchased by the Investor pursuant to Section 2 hereof.

(x) “Purchase Date” means any Accelerated Purchase Date or Regular Purchase Date.

(y) “Purchase Price” means, with respect to any Regular Purchase or Accelerated Purchase made pursuant to Section 2 hereof, the lower of: (i) ninety five percent (95%) of the TWAP of the Company’s Ordinary Shares on the Purchase Date from the time of purchase submission to and including market closing, or (ii) ninety six percent (96%) of the lowest single day VWAP for the four (4) consecutive Business Days ending on the Purchase Date.

(z) “Purchase Notice” means any Regular Purchase Notice or Accelerated Purchase Notice.

(aa) “Registration Rights Agreement” means that certain Registration Rights Agreement, of even date herewith between the Company and the Investor.

(bb) “Registration Statement” means a registration statement filed by the Company with the SEC covering the resale of the Ordinary Shares to be issued under this Agreement.

(cc) “Regular Purchase Date” means, with respect to any Regular Purchase made pursuant to Section 2(a) hereof, any Business Day, following the effectiveness of a Registration Statement registering all shares underlying this Agreement, on which the Company delivers a Regular Purchase Notice to the Investor

(dd) “Regular Purchase Notice” means, with respect to any Regular Purchase pursuant to Section 2(a) hereof, an irrevocable written notice, in the form of Exhibit C, from the Company to the Investor directing the Investor to purchase such applicable amount of Purchase Shares at the applicable Purchase Price as specified by the Company therein on the applicable Purchase Date for such Regular Purchase.

(ee) “Equity Purchase Volume Restriction” means 1,000,000 Ordinary Shares are to trade for each of the seven Business Days immediately preceding the Purchase Date.

(ff) “SEC” means the U.S. Securities and Exchange Commission.

(gg) “Securities” means, collectively, the Purchase Shares and the Commitment Shares (as defined in Section 5(d) below).

(hh) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(ii) “Subsidiary” means any Person the Company wholly-owns or controls, or in which the Company, directly or indirectly, owns a majority of the voting stock or similar voting interest, in each case that would be disclosable pursuant to Item 601(b)(21) of Regulation S-K promulgated under the Securities Act.

(jj) “Transaction Documents” means, collectively, this Agreement and the schedules and exhibits hereto, the Registration Rights Agreement and the schedules and exhibits thereto, and each of the other agreements, documents, certificates and instruments entered into or furnished by the parties hereto in connection with the transactions contemplated hereby and thereby.

(kk) “Transfer Agent” means ClearTrust, LLC, or such other Person who is then serving as the transfer agent for the Company in respect of the Ordinary Shares.

(ll) “TWAP” means the arithmetic average of the last traded price of a round-lot trade of the Company’s Ordinary Shares recorded at regular thirty (30) minute intervals during regular trading hours on a Purchase Date. In the event that no round-lot trade of the Company’s Common Shares is recorded during any thirty (30) minute interval on a Purchase Date, the price for such interval shall be deemed to be the last traded price of a round-lot trade from the most recent prior interval on the same Purchase Date in which a round-lot trade occurred. If no round-lot trade has occurred on the Purchase Date prior to such interval, the price for such interval shall be deemed to be the last traded price of a round-lot trade from the most recent prior Business Day. For a Regular Purchase, TWAP calculation begins at 9:30 a.m. EST. For an Accelerated Purchase, TWAP calculation begins at the nearest thirty (30) minute interval following receipt of a Accelerate Purchase Notice.

(mm) “VWAP” means in respect of an applicable Purchase Date, the volume weighted average price of the Ordinary Shares on the Principal Market, as reported by such market or a reputable source such as Bloomberg, L.P.

2.	PURCHASE OF ORDINARY SHARES.

Subject to the terms and conditions set forth in this Agreement, the Company has the right to sell to the Investor, and the Investor has the obligation to purchase from the Company, Purchase Shares as follows:

(a) Commencement of Regular Sales of Ordinary Shares. During the thirty six (36) month period beginning on the Commencement Date and upon the satisfaction of the conditions set forth in Sections 7 and 8 hereof (the “Purchase Period”), the Company shall have the right, but not the obligation, to direct the Investor, by its delivery to the Investor of a Regular Purchase Notice from time to time, to purchase up to One Hundred Thousand Dollars ($100,000) of Purchase Shares subject to adjustment as set forth below in this Section 2(a) (as it may be adjusted below, the “Regular Purchase Share Limit”), at the Purchase Price on the Regular Purchase Date (each such purchase, a “Regular Purchase”); provided, however, that (i) the Regular Purchase Share Limit may be increased to up to Two Hundred Fifty Thousand Dollars ($250,000) of Purchase Shares, provided that the VWAP of the Ordinary Shares is not below a price that is equal to one-hundred percent (100%) of the OFA IPO Price on such Regular Purchase Date (as appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction), and the Equity Purchase Volume Restriction is satisfied, and (ii) the Regular Purchase Share Limit may further be increased to up to Five Hundred Thousand Dollars ($500,000) of Purchase Shares, provided that the VWAP of the Ordinary Shares is not below a price that is equal to one-hundred fifty percent (150%) of the OFA IPO Price on such Regular Purchase Date (as appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction), and the Equity Purchase Volume Restriction is satisfied. If the Company delivers any Regular Purchase Notice for a Purchase Amount in excess of the limitations contained in the immediately preceding sentence, such Regular Purchase Notice shall be void ab initio to the extent, and only to the extent, of the amount by which the number of Purchase Shares set forth in such Regular Purchase Notice exceeds the dollar amount (based on the applicable Purchase Price) of Purchase Shares which the Company is permitted to include in such Regular Purchase Notice in accordance herewith, and the Investor shall have no obligation to purchase such excess Purchase Shares in respect of such Regular Purchase Notice; provided that the Investor shall remain obligated to purchase the dollar amount (based on the applicable Purchase Price) of Purchase Shares which the Company is permitted to include in such Regular Purchase Notice. The Company may deliver Regular Purchase Notices to the Investor as often as every Business Day, so long as (i) the Closing Sale Price of the Ordinary Shares on such Business Day is not less than the Floor Price and (ii) all Purchase Shares for all prior Regular Purchases and Accelerated Purchases, including, without limitation, those that have been effected on the same Business Day as the applicable Regular Purchase Date, have theretofore been received by the Investor as DWAC Shares in accordance with this Agreement. Notwithstanding the foregoing, the Company shall not deliver any Regular Purchase Notices during the PEA Period.

(b) Accelerated Purchases. Subject to the terms and conditions of this Agreement, during the Purchase Period, in addition to purchases of Purchase Shares as described in Section 2(a) above, the Company shall also have the right, but not the obligation, to direct the Investor by the Company’s delivery to the Investor of an Accelerated Purchase Notice from time to time, and the Investor thereupon shall have the obligation, to purchase such applicable number of Purchase Shares at the Purchase Price on the Accelerated Purchase Date in an amount up to the Accelerated Purchase Share Amount in accordance with this Agreement (each such purchase, an “Accelerated Purchase”), provided that in the event that such Accelerated Purchase Notice is delivered on the same Business Day as a Regular Purchase Notice (i) such Accelerated Purchase Notice shall be received by the Investor no later than 12 p.m. ET on the Accelerated Purchase Date and (ii) the volume of Ordinary Shares traded on such date shall be no less than three hundred percent (300%) of the volume of shares referenced in the Equity Purchase Volume Restriction. The Company may deliver an Accelerated Purchase Notice to the Investor only on a Purchase Date on which (i) the Company also properly submitted a Regular Purchase Notice providing for a Regular Purchase of a number of Purchase Shares not less than the Regular Purchase Share Limit then in effect on such Purchase Date in accordance with this Agreement (including, without limitation, giving effect to any increase to the Regular Purchase Share Limit as a result of the VWAP of the Ordinary Shares exceeding certain thresholds set forth in Section 2(a) above on such Regular Purchase Date and any other adjustments to the Regular Purchase Share Limit, in each case pursuant to Section 2(a) above), (ii) all Purchase Shares subject to all prior Regular Purchases and Accelerated Purchases, including, without limitation, those that have been effected on the same Business Day as the applicable Accelerated Purchase Date with respect to which the applicable Accelerated Purchase relates, have theretofore been received by the Investor as DWAC Shares in accordance with this Agreement and (iii) the Closing Sale Price is not less than two hundred percent (200%) of the Floor Price. If the Company delivers any Accelerated Purchase Notice directing the Investor to purchase an amount of Purchase Shares that exceeds the Accelerated Purchase Share Amount that the Company is then permitted to include in such Accelerated Purchase Notice, such Accelerated Purchase Notice shall be void ab initio to the extent, and only to the extent, of the number by which the number of Purchase Shares set forth in such Accelerated Purchase Notice exceeds the Accelerated Purchase Share Amount which the Company is permitted to include in such Accelerated Purchase Notice in accordance herewith (which shall be confirmed in an Accelerated Purchase Confirmation (defined below)), and the Investor shall have no obligation to purchase such excess Purchase Shares in respect of such Accelerated Purchase Notice; provided that the Investor shall remain obligated to purchase the Accelerated Purchase Share Amount which the Company is permitted to include in such Accelerated Purchase Notice. Within one (1) Business Day after completion of each Accelerated Purchase Date, the Accelerated Purchase Share Amount and the applicable Purchase Price shall be set forth on a written confirmation of the Accelerated Purchase to be provided to the Company by the Investor (an “Accelerated Purchase Confirmation”). Notwithstanding the foregoing, the Company shall not deliver any Accelerated Purchase Notices during the PEA Period.

(c) Payment for Purchase Shares. For each Regular Purchase and Accelerated Purchase, the Investor shall pay to the Company an amount equal to the Purchase Amount with respect to such Regular Purchase or Accelerated Purchase as payment for such Purchase Shares via wire transfer of immediately available funds two Business Days following the date that the Investor receives such Purchase Notice. If the Company or the Transfer Agent shall fail for any reason or for no reason to electronically transfer any Purchase Shares as DWAC Shares in respect of a Regular Purchase or an Accelerated Purchase (as applicable) within two (2) Business Days following the receipt by the Company of the Purchase Price, therefor in compliance with this Section 2(c), and if on or after such Business Day the Investor purchases (in an open market transaction or otherwise) Ordinary Shares to deliver in satisfaction of a sale by the Investor of such Purchase Shares that the Investor anticipated receiving from the Company in respect of such Regular Purchase or Accelerated Purchase (as applicable), then the Company shall, within one (1) Business Day after the Investor’s request, either (i) pay cash to the Investor in an amount equal to the Investor’s total purchase price (including brokerage commissions, if any) for the Ordinary Shares so purchased, including any subsequent price appreciation, if applicable (the “Cover Price”), at which point the Company’s obligation to deliver such Purchase Shares as DWAC Shares shall terminate, or (ii) promptly honor its obligation to deliver to the Investor such Purchase Shares as DWAC Shares and pay cash to the Investor in an amount equal to the excess (if any) of the Cover Price over the total Purchase Amount paid by the Investor pursuant to this Agreement for all of the Purchase Shares to be purchased by the Investor in connection with such Regular Purchase and Accelerated Purchase (as applicable). If the issuance would result in the issuance of a fraction of an Ordinary Share, the Company shall round such fraction of an Ordinary Share up or down to the nearest whole share. All payments made under this Agreement shall be made in lawful money of the United States of America or wire transfer of immediately available funds to such account as the Company may from time to time designate by written notice in accordance with the provisions of this Agreement. Whenever any amount expressed to be due by the terms of this Agreement is due on any day that is not a Business Day, the same shall instead be due on the next succeeding day that is a Business Day.

(d) Beneficial Ownership Limitation. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not issue or sell, and the Investor shall not purchase or acquire, any Ordinary Shares under this Agreement which, when aggregated with all other Ordinary Shares then beneficially owned by the Investor and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), would result in the beneficial ownership by the Investor and its affiliates of more than 4.9% of the then issued and outstanding Ordinary Shares (the “Beneficial Ownership Limitation”), except as otherwise agreed by the Investor and the Company in writing. Upon the written or oral request of the Investor, the Company shall promptly confirm orally or in writing to the Investor the number of Ordinary Shares then outstanding. The Investor and the Company shall each cooperate in good faith in the determinations required hereby and the application hereof. The Investor’s written certification to the Company of the applicability of the Beneficial Ownership Limitation, and the resulting effect thereof hereunder at any time, shall be conclusive with respect to the applicability thereof and such result absent manifest error.

(e) Compliance with Principal Market Rules. The Company shall not issue any Securities pursuant to this Agreement if such issuance would reasonably be expected to result in (a) a violation of the Securities Act or (b) a breach of the rules and regulations of the Principal Market. Furthermore, the Company agrees that it shall not issue any Securities pursuant to this Agreement if, at the time of such issuance (Y) the effectiveness of the Registration Statement registering the Securities has lapsed for any reason (including, without limitation, the issuance of a stop order or similar order) or (Z) the Registration Statement is unavailable for the resale by the Investor of any or all of the Securities to be issued to the Investor under the Transaction Documents. The provisions of this Section 2(e) shall be implemented in a manner otherwise than in strict conformity with the terms hereof only if necessary to ensure compliance with the Securities Act and the rules and regulations of the Principal Market.

3.	INVESTOR’S REPRESENTATIONS AND WARRANTIES.

The Investor represents and warrants to the Company that as of the date hereof and as of the Commencement Date:

(a) Organization; Authority. The Investor is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, with the requisite power and authority to enter into, and to consummate the transactions contemplated by, this Agreement and otherwise to carry out its obligations hereunder and thereunder.

(b) Investment Purpose. The Investor is acquiring the Securities as principal for its own account and not with a view to or for distributing or reselling such Securities or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of such Securities in violation of the Securities Act or any applicable state securities law and has no direct or indirect arrangement or understandings with any other Persons to distribute or regarding the distribution of such Securities in violation of the Securities Act or any applicable state securities law (this representation and warranty not limiting the Investor’s right to sell the Securities at any time pursuant to the Registration Statement described herein or otherwise in compliance with applicable federal and state securities laws). The Investor is acquiring the Securities hereunder in the ordinary course of its business.

(c) Accredited Investor Status. The Investor is an “accredited investor” as that term is defined in Rule 501(a)(3) of Regulation D promulgated under the Securities Act.

(d) Reliance on Exemptions. The Investor understands that the Securities may be offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and the Investor’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Investor set forth herein in order to determine the availability of such exemptions and the eligibility of the Investor to acquire the Securities.

(e) Information. The Investor understands that its investment in the Securities involves a high degree of risk. The Investor (i) is able to bear the economic risk of an investment in the Securities including a total loss thereof, (ii) has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the proposed investment in the Securities and (iii) has had an opportunity to ask questions of and receive answers from the officers of the Company concerning the financial condition and business of the Company and other matters related to an investment in the Securities. Neither such inquiries nor any other due diligence investigations conducted by the Investor or its representatives shall modify, amend or affect the Investor’s right to rely on the Company’s representations and warranties contained in Section 4 below. The Investor has sought such accounting, legal and tax advice from its own independent advisor as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities. The Investor understands that it (and not the Company) shall be responsible for its own tax liabilities that may arise as a result of this investment or the transactions contemplated by this Agreement.

(f) No Governmental Review. The Investor understands that no U.S. federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of an investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

(g) Transfer or Sale. The Investor understands that (i) the Securities may not be offered for sale, sold, assigned or transferred unless (A) registered pursuant to the Securities Act or (B) an exemption exists permitting such Securities to be sold, assigned or transferred without such registration; (ii) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act) may require compliance with some other exemption under the Securities Act or the rules and regulations of the SEC thereunder.

(h) Validity; Enforcement. This Agreement has been duly and validly authorized, executed and delivered on behalf of the Investor and is a valid and binding agreement of the Investor enforceable against the Investor in accordance with its terms, subject as to enforceability to general principles of equity and to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

4.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

(a) Company Representations and Warranties. The Company represents and warrants to the Investor that, as of the date hereof and as of the Commencement Date:

(i) Organization and Qualification. The Company and each of its Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite corporate power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any of its Subsidiaries is in violation or default of any of the provisions of its respective articles or certificate of incorporation, bylaws or other organizational or charter documents. Each of the Company and its Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in a Company Material Adverse Effect and no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification. Other than Officer for Fine Architecture Limited, a private company limited by shares incorporated under the laws of Hong Kong, the Company has no Subsidiaries.

(ii) Authorization; Enforcement; Validity. (a) The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and each of the other Transaction Documents, and to issue the Securities in accordance with the terms hereof and thereof, (b) the execution and delivery of the Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby, including the reservation for issuance and the issuance of the Purchase Shares issuable under this Agreement, have been duly authorized by the Company’s Board of Directors and no further consent or authorization is required by the Company, its Board of Directors or its shareholders (except as provided in this Agreement), (c) each of this Agreement and the Registration Rights Agreement has been, and each other Transaction Document shall be on the Commencement Date, duly executed and delivered by the Company and (d) this Agreement constitutes, and each other Transaction Document upon its execution on behalf of the Company, shall constitute, the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors’ rights and remedies. The Board of Directors of the Company has approved the resolutions (the “Signing Resolutions”) to authorize this Agreement and the transactions contemplated hereby. The Signing Resolutions are valid, in full force and effect and have not been modified or supplemented in any respect. The Company has delivered to the Investor a true and correct copy of a unanimous written consent adopting the Signing Resolutions executed by all of the members of the Board of Directors of the Company or minutes of a meeting of the Board of Directors of the Company approving the Signing Resolutions. Except as set forth in this Agreement, no other approvals or consents of the Company’s Board of Directors, any authorized committee thereof, or shareholders is necessary (except as provided in this Agreement) under applicable laws and the amended and restated memorandum and articles of association of the Company (the “Articles of Association”) or the Company’s Bylaws, as amended and as in effect on the date hereof (the “Bylaws”), to authorize the execution and delivery of this Agreement or any of the transactions contemplated hereby, including the issuance of the Purchase Shares.

(iii) Capitalization. As of the date hereof, the authorized share capital of the Company is 50,000,000 Ordinary Shares and 9,611,111 Ordinary Shares are issued and outstanding. Except as disclosed in the SEC Documents (as defined below) and in the Company’s Registration Statement on Form F-1, initially filed with the SEC on February 21, 2025 (as amended, the “Form F-1”), (a) no Ordinary Shares are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered by the Company, (b) there are no outstanding debt securities, (c) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any Ordinary Shares or shares of capital stock of any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional Ordinary Shares or any shares of capital stock of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any Ordinary Shares or shares of capital stock of any of its Subsidiaries, (d) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the Securities Act (except the Registration Rights Agreement), (e) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities as described in this Agreement and (f) the Company does not have any share appreciation rights or “phantom share” plans or agreements or any similar plan or agreement. The Company has made available (provided that any documents filed with the SEC and available on the SEC’s EDGAR system shall be deemed to have been made available) to the Investor true and correct copies of the Articles of Association and the Bylaws, and summaries of the material terms of all securities convertible into or exercisable for Ordinary Shares, if any, and copies of any documents containing the material rights of the holders thereof in respect thereto.

(iv) Issuance of Securities. Upon the execution of this Agreement, subsequent to the date of effectiveness of the Registration Statement, and upon issuance and payment therefor in accordance with the terms and conditions of this Agreement, as applicable, the Purchase Shares shall be validly issued, fully paid and nonassessable and free from all taxes, liens, charges, restrictions, rights of first refusal and preemptive rights with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Ordinary Shares. Upon the execution of this Agreement, a sufficient number of Ordinary Shares to meet the Company’s obligations under this Agreement from time to time will be duly authorized and reserved for issuance upon purchase under this Agreement as Purchase Shares.

(v) No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the reservation for issuance and issuance of the Purchase Shares) will not (a) result in a violation of the Articles of Association or the Bylaws or (b) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and regulations of the Principal Market applicable to the Company or any of its Subsidiaries) or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except in the case of conflicts, defaults, terminations, amendments, accelerations, cancellations and violations under clause (b), which could not reasonably be expected to result in a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is in violation of any term of or is in default under any material contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or its Subsidiaries, except for possible conflicts, defaults, terminations or amendments that could not reasonably be expected to have a Company Material Adverse Effect. The business of the Company and its Subsidiaries is not being conducted, and shall not be conducted, in violation of any law, ordinance, or regulation of any governmental entity, except for possible violations, the sanctions for, or consequences of, which either individually or in the aggregate could not reasonably be expected to have a Company Material Adverse Effect. Except as specifically contemplated by this Agreement, and as required under the Securities Act or the Exchange Act or applicable state securities laws and the rules and regulations of the Principal Market, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency or any regulatory or self-regulatory agency in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents in accordance with the terms hereof or thereof. Except as set forth elsewhere in this Agreement, all consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence shall be obtained or effected on or prior to the Commencement Date.

(vi) SEC Documents; Financial Statements. As of the Commencement Date, the Company shall have filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof for such period as the Company was required by law or regulation to file such material, (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, filed by the Company, as applicable, being collectively referred to herein as the “SEC Documents”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Documents prior to the expiration of any such extension. As of their respective dates, or, if amended or restated, as of the date of such amendment or restatement, the SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable. None of the SEC Documents contained, when filed or, if amended or restated, as of the date of such amendment or restatement with respect to those disclosures that are amended or restated, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except as set forth in the SEC Documents, the financial statements included in the SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing, or if amended or restated, as of the date of such amendment or restatement. Except as set forth in the SEC Documents or in connection with the SEC’s review of the Form F-1, the Company has received no notices or correspondence from the SEC for the one year preceding the date hereof. To the knowledge of the Company, the SEC has not commenced any enforcement proceedings against the Company or any of its Subsidiaries.

(vii) Acknowledgment Regarding Investor’s Status. The Company acknowledges and agrees that the Investor is acting solely in the capacity of arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby. The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby and any advice given by the Investor or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Investor’s purchase of the Securities. The Company further represents to the Investor that the Company’s decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives and advisors.

(viii) No General Solicitation; No Aggregated or Integrated Offering. Neither the Company, nor any of its affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of the Securities. Neither the Company, nor or any of its affiliates, nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to purchase any security, under circumstances that would require registration of the offer and sale of any of the Securities under the Securities Act, whether through aggregation or integration with prior offerings or otherwise, or cause this offering of the Securities to be aggregated or integrated with prior offerings by the Company in a manner that would require shareholder approval pursuant to the rules of the Principal Market on which any of the securities of the Company are to be listed or designated. The issuance and sale of the Securities hereunder, as of the date of this Agreement, does not contravene the rules and regulations of the Principal Market.

(ix) Application of Takeover Protections. The Company and its Board of Directors have taken or will take prior to the Commencement Date all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Articles of Association or the laws of the country of its incorporation which is or could become applicable to the Investor as a result of the transactions contemplated by this Agreement, including, without limitation, the Company’s issuance of the Securities and the Investor’s ownership of the Securities.

(x) Disclosure. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents that will be timely publicly disclosed by the Company, the Company confirms that neither it nor any other Person acting on its behalf has provided the Investor or its agents or counsel with any information that it believes constitutes or might constitute material, non-public information which is not otherwise disclosed in the Form F-1 or the SEC Documents. The Company understands and confirms that the Investor will rely on the foregoing representation in effecting purchases and sales of securities of the Company. All of the disclosure furnished by or on behalf of the Company to the Investor regarding the Company, its business and the transactions contemplated hereby does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The press releases disseminated by the Company during the twelve months preceding the date of this Agreement taken as a whole do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made and when made, not misleading. The Company acknowledges and agrees that the Investor neither makes nor has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3 hereof.

(xi) DTC Eligibility. Following the Commencement Date, the Company, through the Transfer Agent, shall participate in the DTC Fast Automated Securities Transfer (FAST) Program and the Ordinary Shares will be able to be transferred electronically to third parties via the DTC Fast Automated Securities Transfer (FAST) Program.

(xii) Certain Fees. Notwithstanding the foregoing, the Company shall reimburse the Investor for legal fees incurred by the Investor in connection with this Agreement, up to a maximum aggregate amount of $40,000. The Investor shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section 4(a)(xii) that may be due in connection with the transactions contemplated by this Agreement or the Transaction Documents.

(xiii) Investment Company. The Company is not, and immediately after receipt of payment for the Securities will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(xiv) Listing and Maintenance Requirements. Subsequent to the execution of this Agreement, the Ordinary Shares shall be registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Ordinary Shares pursuant to the Exchange Act nor has the Company received any notification that the SEC is currently contemplating terminating such registration. The Company has not, in the twelve (12) months preceding the date hereof, received any notice from any Person to the effect that the Company is not in compliance with the listing or maintenance requirements of the Principal Market.

5.	COVENANTS.

(a) Filing of Current Report and Registration Statement. The Company agrees that it shall, within the time required under the Exchange Act, file with the SEC a report on Form 6-K relating to the transactions contemplated by, and describing the material terms and conditions of, the Transaction Documents (the “Current Report”). The Company shall file with the SEC, within thirty (30) days of the Commencement Date, a new registration statement (as amended or supplemented or replaced with a New Registration Statement, the “Registration Statement”) covering the resale of the Purchase Shares in accordance with the terms of the Registration Rights Agreement between the Company and the Investor, dated as of the date hereof (the “Registration Rights Agreement”), and the Company shall use its best efforts to have the Registration Statement declared effective by the SEC as soon as practicable, but in no event later than the Effectiveness Deadline; provided, however, that the Company may delay filing or suspend the use of any Registration Statement if the Company determines, upon advice of legal counsel, that in order for the Registration Statement to not contain a material misstatement or omission, an amendment thereto would be needed. The Company and shall permit the Investor to review and comment upon the final pre-filing draft version of the Current Report at least two (2) Business Days prior to its filing with the SEC and, with respect to information regarding the Investor or the transaction contemplated hereby, the Company shall not file the Current Report or the Registration Statement with the SEC in a form to which the Investor reasonably objects. The Investor shall use its reasonable best efforts to comment upon the final pre-filing draft version of the Current Report within one (1) Business Day from the date the Investor receives it from the Company.

(b) Blue Sky. The Company shall take all such action, if any, as is reasonably necessary in order to obtain an exemption for or to register or qualify (i) the sale of the Purchase Shares to the Investor under this Agreement and (ii) any subsequent resale of all Purchase Shares by the Investor under applicable securities or “Blue Sky” laws of the states of the United States in such states as is reasonably requested by the Investor from time to time, and shall provide evidence of any such action so taken to the Investor provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(c) Listing/DTC. The Company shall take all action reasonably necessary to promptly secure the listing of all of the Purchase Shares to be issued to the Investor hereunder on the Principal Market (subject to official notice of issuance) and upon each other national securities exchange or automated quotation system, if any, upon which the Ordinary Shares are then listed, and shall use commercially reasonable efforts to maintain, so long as any Ordinary Shares shall be so listed, such listing of all such Securities from time to time issuable hereunder. The Company shall use commercially reasonable efforts to maintain the listing of the Ordinary Shares on the Principal Market and shall comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules and regulations of the Principal Market. The Company shall not take any action that would reasonably be expected to result in the delisting or suspension of the Ordinary Shares on the Principal Market. The Company shall promptly, and in no event later than the following Business Day, provide to the Investor copies of any notices it receives from any Person regarding the continued eligibility of the Ordinary Shares for listing on the Principal Market; provided, however, that the Company shall not be required to provide the Investor copies of any such notice that the Company reasonably believes constitutes material non-public information and the Company would not be required to publicly disclose such notice in any report or statement filed with the SEC and under the Exchange Act or the Securities Act. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 5(c). The Company shall take all action reasonably necessary to ensure that its Ordinary Shares can be transferred electronically as DWAC Shares.

(d) Commitment Fee. In consideration for the Investor’s execution and delivery of this Agreement, the Company shall pay the Investor in cash and/or cause the Transfer Agent to issue Ordinary Shares (the “Commitment Shares”) directly to the Investor in an aggregate amount equal to One Million Dollars ($1,000,000) (the “Commitment Fee”). The Commitment Fee may be paid by the Company in any combination of cash and Commitment Shares at the sole discretion of the Company. In furtherance of the potential payment of the Commitment Fee in Commitment Shares, the Company shall deliver to the Transfer Agent on the date of this Agreement the Irrevocable Transfer Agent Instructions in the form as set forth in Section 6 for the issuance of up to 250,000 Ordinary Shares which shall represent a good faith estimate of the full value of the Commitment Fee paid in Commitment Shares (for purposes of the Registration Statement, the parties agree that the Company shall initially register for resale 250,000 Ordinary Shares). The Company shall pay the Commitment Fee to the Investor within two (2) Business Days after the date that the Registration Statement is declared effective by the SEC. If the Company elects to pay all or a portion of the Commitment Fee in Ordinary Shares, the Company shall deposit registered Ordinary Shares, bearing no restrictive legends, into the Investor’s brokerage account within two (2) Business Days and the value of such Commitment Shares shall be calculated by multiplying the VWAP of the five Business Days immediately preceding the date of effectiveness of the Registration Statement by the number of Commitment Shares so deposited (provided, however, that if the value of the Commitment Shares so deposited is less than the Commitment Fee, the remainder of the Commitment Fee shall be paid to the Investor in cash). In the event that the Company fails to deliver the full $1,000,000 Commitment Fee within two (2) Business Days from the date that the Registration Statement is declared effective by the SEC, the Company shall pay to the Investor, as liquidated damages and not as a penalty, an amount in cash equal to one percent (1%) of the Commitment Fee for each Business Day that the delivery of the Commitment Shares is not made, commencing on the third (3rd) Business Day following the date the Registration Statement is declared effective by the SEC and continuing until the date that the Commitment Fee is paid in full. The parties acknowledge and agree that the actual damages likely to result from a failure to timely pay the Commitment Fee (including the failure to timely deliver the Commitment Shares) are difficult to ascertain and that the foregoing liquidated damages provision represents a reasonable estimate of such damages and is not intended as a penalty. For the avoidance of doubt, all of the Commitment Shares shall be fully earned as of the date of this Agreement, irrespective of any subsequent termination of this Agreement but the Commitment Fee will in no event be paid to the Investor if the execution of this Agreement does not occur.

(e) Due Diligence; Non-Public Information. The Investor shall have the right, from time to time as the Investor may reasonably deem appropriate and upon reasonable advance notice to the Company, to perform reasonable due diligence on the Company during normal business hours. The Company and its officers and employees shall provide information and reasonably cooperate with the Investor in connection with any reasonable request by the Investor related to the Investor’s due diligence of the Company. Each party hereto agrees not to disclose any Confidential Information of the other party to any third party and shall not use the Confidential Information for any purpose other than in connection with, or in furtherance of, the transactions contemplated hereby. Each party hereto acknowledges that the Confidential Information shall remain the property of the disclosing party and agrees that it shall take all reasonable measures to protect the secrecy of any Confidential Information disclosed by the other party. The Company confirms that neither it nor any other Person acting on its behalf shall provide the Investor or its agents or counsel with any information that constitutes or might constitute material, non-public information, unless a simultaneous public announcement thereof is made by the Company, as applicable, in the manner contemplated by Regulation FD. In the event of a breach of the foregoing covenant by the Company or any Person acting on its behalf (as determined in the reasonable good faith judgment of the Investor), in addition to any other remedy provided herein or in the other Transaction Documents, if the Investor is holding any Securities at the time of the disclosure of material, non-public information, the Investor shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, non-public information without the prior approval by the Company; provided the Investor shall have first provided notice to the Company that it believes it has received information that constitutes material, non-public information, and the Company shall have at least two (2) Business Days to either (i) demonstrate that such information is not material non-public information to the reasonable satisfaction of the Investor or (ii) publicly disclose such material, non-public information prior to any such disclosure by the Investor. The Investor shall not have any liability to the Company, any of its Subsidiaries, or any of its respective directors, officers, employees, shareholders or agents, for any such disclosure. The Company understands and confirms that the Investor shall be relying on the foregoing covenants in effecting transactions in securities of the Company.

(f) Purchase Records. The Investor and the Company shall each maintain records showing the remaining Available Amount at any given time and the dates and Purchase Amounts for each Regular Purchase and Accelerated Purchase or shall use such other method, reasonably satisfactory to the Investor and the Company.

(g) Taxes. The Company shall pay any and all transfer, stamp or similar taxes that may be payable with respect to the issuance and delivery of any Ordinary Shares to the Investor made under this Agreement. For the avoidance of doubt, any other taxes incurred by the Investor (including any taxes on income resulting from the transactions contemplated by this Agreement) shall solely be the responsibility of the Investor.

(h) Aggregation. From and after the date of this Agreement, neither the Company, nor any of its affiliates will, and the Company shall use its reasonable best efforts to ensure that no Person acting on their behalf will, directly or indirectly, make any offers or sales of any security or solicit any offers to purchase any security, under circumstances that would cause this offering of the Securities by the Company to the Investor to be aggregated with other offerings by the Company in a manner that would require shareholder approval pursuant to the rules of the Principal Market on which any of the securities of the Company are listed or designated, unless shareholder approval is obtained before the closing of such subsequent transaction in accordance with the rules of such Principal Market.

(i) Use of Proceeds. The Company will use eighty percent (80%) of the net proceeds from the offering toward the purchase of cryptocurrency assets in connection with the Company’s cryptocurrency treasure strategy. The initial crypto assets will only consist of Bitcoin (BTC), Solana (SOL), and SUI, but may consist of other crypto assets at the sole discretion of the Company. The Company will use twenty percent (20%) of the net proceeds from the offering for any corporate purpose at the sole discretion of the Company.

(j) Integration. From and after the date of this Agreement, the Company and any of its affiliates shall not, and The Company shall use its reasonable best efforts to ensure that no Person acting on their behalf will, directly or indirectly, make any offers or sales of any security or solicit any offers to purchase any security, under circumstances that would require registration of the offer and sale of any of the Securities under the Securities Act.

(k) Limitation on Variable Rate Transactions. From and after the date of this Agreement until the earlier of (i) the Maturity Date, (ii) the date on which the Available Amount under this Agreement equals zero dollars ($0), or (iii) this Agreement is otherwise terminated, the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its Subsidiaries of Ordinary Shares involving a Variable Rate Transaction other than with the Investor. “Variable Rate Transaction” means an “equity line of credit” or substantially similar transaction whereby an investor is irrevocably bound to purchase securities over a period of time from the Company at a price based on the market price of the Company’s Ordinary Shares at the time of each such purchase, provided, however, that this Section 5(l) shall not be deemed to prohibit the issuance and sale of Ordinary Shares pursuant to an “at-the-market offering” by the Company exclusively through a registered broker-dealer acting as agent of the Company pursuant to a written agreement between the Company and such registered broker-dealer. In addition, the Company shall not, and shall cause its Subsidiaries not to issue or sell any debt that is convertible into, exchangeable or exercisable for, or include the right to receive additional Ordinary Shares at a conversion price, exercise price or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Ordinary Shares at any time after the initial issuance of such debt or equity securities.

6.	TRANSFER AGENT INSTRUCTIONS.

(a) Commitment Shares. At least one Business Day prior to the filing of the Registration Statement, the Company shall issue to the Transfer Agent (and any subsequent transfer agent) irrevocable instructions, in substantially the form agreed to prior to the date hereof, to issue the Commitment Shares in accordance with the terms of this Agreement (the “Irrevocable Transfer Agent Instructions”). All Commitment Shares to be issued to or for the benefit of the Investor pursuant to this Agreement shall be issued as DWAC Shares. The Company warrants to the Investor that, while the Agreement is effective, no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 6 will be given by the Company to the Transfer Agent with respect to the Commitment Shares, and the Commitment Shares shall otherwise be freely transferable on the books and records of the Company.

(b) Purchase Shares. On the Commencement Date, the Company shall issue to the Transfer Agent, and any subsequent transfer agent, irrevocable instructions in the form agreed to prior to the date hereof (the “Commencement Irrevocable Transfer Agent Instructions”) to issue the Purchase Shares in accordance with the terms of this Agreement and the Registration Rights Agreement. All Purchase Shares to be issued during the Purchase Period to or for the benefit of the Investor pursuant to this Agreement shall be issued only as DWAC Shares. The Company represents and warrants to the Investor that, while this Agreement is effective, no instruction other than as contemplated by the Commencement Irrevocable Transfer Agent Instructions and any Notice of Effectiveness of Registration Statement (as defined in the Registration Rights Agreement) will be given by the Company to the Transfer Agent with respect to the Purchase Shares from and during the Purchase Period, and no instruction or other communication to the Transfer Agent with respect to the issuance of the Purchase Shares shall be made without the approval of the Investor. The Company shall provide confirmation of receipt by the Transfer Agent of all instructions pursuant to the Commencement Irrevocable Transfer Agent Instructions with respect to Purchase Shares within one Business Day of delivery of any Purchase Notice. The Purchase Shares covered by the Registration Statement shall otherwise be freely transferable on the books and records of the Company.

7.	CONDITIONS TO THE COMPANY’S RIGHT TO COMMENCE SALES OF THE ORDINARY SHARES.

The right of the Company hereunder to commence sales of the Purchase Shares as of the Commencement Date is subject to the satisfaction (or waiver by the Company) of each of the following conditions:

(a) The Investor shall have executed each of the Transaction Documents and delivered the same to the Company;

(b) The Ordinary Shares shall be listed or quoted on the Principal Market and the trading of the Ordinary Shares shall not have been suspended by the SEC or the Principal Market within the last three hundred sixty five (365) days;

(c) The Registration Statement covering the resale of all of the Commitment Shares and the Purchase Shares shall have been declared effective under the Securities Act by the SEC and no stop order with respect to the Registration Statement shall be pending or threatened by the SEC;

(d) The representations and warranties of the Investor shall be true and correct in all material respects (except to the extent that any of such representations and warranties is already qualified as to materiality in Section 3 above, in which case, the portion of such representations and warranties so qualified shall be true and correct without further qualification) as of the date hereof and as of the Commencement Date as though made at that time.

8.	CONDITIONS TO THE INVESTOR’S OBLIGATION TO PURCHASE THE ORDINARY SHARES.

The obligation of the Investor to buy Purchase Shares under this Agreement is subject to the satisfaction of each of the following conditions on or prior to the Commencement Date and, once such conditions have been initially satisfied, there shall not be any ongoing obligation to satisfy such conditions after the Commencement Date has occurred:

(a) The Company shall have executed each of the Transaction Documents and delivered the same to the Investor;

(b) The Company shall have executed and delivered to the Investor a true and correct copy of the unanimous written consent of the Company’s Board of Directors adopting the Signing Resolutions;

(c) The Ordinary Shares shall be listed or quoted on the Principal Market, trading in the Ordinary Shares shall not have been suspended by the SEC or the Principal Market within the last three hundred sixty five (365) days, and all Securities to be issued by the Company to the Investor pursuant to this Agreement shall have been approved for listing or quotation on the Principal Market in accordance with the applicable rules and regulations of the Principal Market, as then in effect, subject only to official notice of issuance;

(d) The Investor shall have received the opinions of the Company’s legal counsel dated as of the Commencement Date;

(e) The representations and warranties of the Company shall be true and correct in all material respects (except to the extent that any of such representations and warranties is already qualified as to materiality in Section 4 above, in which case, the portion of such representations and warranties so qualified shall be true and correct without further qualification) as of the date hereof and as of the Commencement Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such date) and The Company shall have performed, satisfied and complied with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Commencement Date. The Investor shall have received a certificate, executed by the CEO, President or CFO of the Company, dated as of the Commencement Date, to the foregoing effect in the form attached hereto as Exhibit A;

(f) The Company shall have taken all actions necessary, including the adoption of all required resolutions by its Board of Directors, to duly approve the Transaction Documents, and such approvals shall be in full force and effect as of the Commencement Date, a copy of which shall be made available to the Investor upon request;

(g) As of the Commencement Date, the Company shall have reserved out of its authorized and unissued Ordinary Shares, solely for the purpose (i) of effecting sales of Purchase Shares hereunder, a sufficient number of Ordinary Shares to meet the Company’s obligations under this Agreement from time to time; and (ii) effecting the issuance of Commitment Shares hereunder a sufficient number of Ordinary Shares to pay the Company’s Commitment Fee under this Agreement, if the Company decides to pay the Commitment Fee in Ordinary Shares;

(h) The Commencement Irrevocable Transfer Agent Instructions and the Notice of Effectiveness of Registration Statement each shall have been delivered to and acknowledged in writing by the Company and the Company’s Transfer Agent (or any successor transfer agent);

(i) No Person shall have commenced a proceeding against the Company pursuant to or within the meaning of any Bankruptcy Law;

(j) No Person shall have commenced any proceeding against the Company with claims in excess of $500,000;

(k) The Company shall have not, pursuant to or within the meaning of any Bankruptcy Law, (i) commenced a voluntary case, (ii) consented to the entry of an order for relief against it in an involuntary case, (iii) consented to the appointment of a Custodian of it or for all or substantially all of its property, or (iv) made a general assignment for the benefit of its creditors or admitted in writing that it is generally unable to pay its debts as the same become due;

(l) The Company shall have delivered to the Investor a certificate evidencing the incorporation and good standing of the Company in the Cayman Islands issued by the Cayman Islands Registrar of Companies as of a date within ten (10) Business Days of the Commencement Date;

(m) The Company shall have delivered to the Investor a certified copy of the Articles of Association as certified by the Cayman Islands Registrar of Companies within ten (10) Business Days of this Agreement;

(n) The Company shall have delivered to the Investor a secretary’s certificate executed by the secretary or other qualified officer of the Company, dated as of the Commencement Date, in the form attached hereto as Exhibit B;

(o) The Registration Statement covering the resale of the Commitment Shares and Purchase Shares shall have been declared effective under the Securities Act by the SEC and no stop order with respect to the Registration Statement shall be pending or threatened by the SEC. The Company shall have prepared and filed with the SEC, not later than one (1) Business Day after the effective date of the Registration Statement, a final prospectus (the preliminary form of which shall be included in the Registration Statement) and shall have delivered to the Investor a true and complete copy thereof. Such prospectus shall be current and available for the resale by the Investor of all of the Securities covered thereby. The Current Report shall have been filed with the SEC, as required pursuant to Section 5(a). All reports, schedules, registrations, forms, statements, information and other documents required to have been filed by the Company with the SEC at or prior to the Commencement Date pursuant to the reporting requirements of the Exchange Act shall have been filed with the SEC within the applicable time periods prescribed for such filings under the Exchange Act;

(p) No Event of Default (as defined below) has occurred and is continuing, taking into account any applicable grace or cure period (for the avoidance of doubt, once an Event of Default has been cured, this condition will be deemed to be immediately met);

(q) All federal, state and local governmental laws, rules and regulations applicable to the transactions contemplated by the Transaction Documents and necessary for the execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated thereby in accordance with the terms thereof shall have been complied with in all material respects, and all consents, authorizations and orders of, and all filings and registrations with, all federal, state and local courts or governmental agencies and all federal, state and local regulatory or self-regulatory agencies necessary for the execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated thereby in accordance with the terms thereof shall have been obtained or made, including, without limitation, in each case those required under the Securities Act, the Exchange Act, applicable state securities or “Blue Sky” laws or applicable rules and regulations of the Principal Market, or otherwise required by the SEC, the Principal Market or any state securities regulators;

(r) No statute, regulation, order, decree, writ, ruling or injunction shall have been enacted, entered, promulgated, threatened or endorsed by any federal, state, local or foreign court or governmental authority of competent jurisdiction which prohibits the consummation of or which would materially modify or delay any of the transactions contemplated by the Transaction Documents; and

(s) No action, suit or proceeding before any federal, state, local or foreign arbitrator or any court or governmental authority of competent jurisdiction shall have been commenced or threatened, and no inquiry or investigation by any federal, state, provincial, local or foreign governmental authority of competent jurisdiction shall have been commenced or threatened, against the Company or any of the officers, directors or affiliates of the Company, seeking to restrain, prevent or change the transactions contemplated by the Transaction Documents, or seeking material damages in connection with such transactions.

9.	INDEMNIFICATION.

(a) In consideration of the Investor’s execution and delivery of the Transaction Documents and acquiring the Securities hereunder and in addition to all of the Company’s other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless the Investor and all of its affiliates, stockholders, officers, directors, members, managers, employees and direct or indirect investors and any of the foregoing Person’s agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and reasonable expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable and documented out-of-pocket attorneys’ fees and disbursements (the “Indemnified Liabilities”), actually incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in the Transaction Documents or any other certificate, instrument or document executed by the Company contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, or (c) any cause of action, suit or claim brought or made against such Indemnitee and arising out of or resulting from the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, other than, in the case of clause (c), with respect to Indemnified Liabilities which result directly and primarily from the fraud, gross negligence, bad faith or willful misconduct of an Indemnitee. The indemnity in this Section 9(a) shall not apply to amounts paid in settlement of any claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. Payment under this indemnification shall be made within thirty (30) days from the date the Investor makes written request for it. A certificate containing reasonable detail as to the amount of such indemnification submitted to the Company by the Investor shall be conclusive evidence, absent manifest error, of the amount due from the Company to the Investor; provided that the Indemnitee shall undertake to repay any amounts paid to it hereunder if it is ultimately determined, by a final and non-appealable order of a court of competent jurisdiction, that the Indemnitee is not entitled to be indemnified against such Indemnified Liabilities by the Company pursuant to this Agreement. If any action shall be brought against any Indemnitee in respect of which indemnity may be sought pursuant to this Agreement, such Indemnitee shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Indemnitee. Any Indemnitee shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnitee, except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of such separate counsel, a material conflict on any material issue between the position of the Company and the position of such Indemnitee, in which case the Company shall be responsible for the reasonable and documented out-of-pocket fees and expenses of no more than one such separate counsel.

10.	EVENTS OF DEFAULT.

An “Event of Default” shall be deemed to have occurred at any time subsequent to the Commencement Date as any of the following events occurs and continues, taking into account any applicable grace or cure period:

(a) the effectiveness of a registration statement registering the resale of the Securities lapses for any reason (including, without limitation, the issuance of a stop order or similar order) or such registration statement (or the prospectus forming a part thereof) is unavailable to the Investor for resale of any or all of the Securities to be issued to the Investor under the Transaction Documents, and such lapse or unavailability continues for a period of ten (10) consecutive Business Days or for more than an aggregate of twenty (20) Business Days in any 365-day period, but excluding a lapse or unavailability where (i) the Company terminates a registration statement after the Investor has confirmed in writing that all of the Securities covered thereby have been resold or (ii) the Company supersedes one registration statement with another registration statement, including (without limitation) by terminating a prior registration statement when it is effectively replaced with a new registration statement covering Securities (provided in the case of this clause (ii) that all of the Securities covered by the superseded (or terminated) registration statement that have not theretofore been resold are included in the superseding (or new) registration statement).

(b) the suspension of the Ordinary Shares from trading on the Principal Market for a period of one (1) Business Day (other than in connection with a general suspension of trading on the Principal Market), provided that the Company may not direct the Investor to purchase any Ordinary Shares during any such suspension;

(c) the delisting of the Ordinary Shares from the Nasdaq Capital Market, provided, however, that the Ordinary Shares are not immediately thereafter trading on the New York Stock Exchange, Nasdaq Global Market, Nasdaq Global Select Market, NYSE American, NYSE Arca, OTC Bulletin Board, OTCQX operated by the OTC Markets Group, Inc., OTCQB operated by the OTC Markets Group, Inc. or such other nationally recognized trading market (or nationally recognized successor to any of the foregoing);

(d) the failure for any reason by the Transfer Agent to issue (i) the Commitment Shares to the Investor within two (2) Business Days after the date on which the Investor is entitled to receive such Commitment Shares pursuant to Section 5(d) hereof and (ii) Purchase Shares to the Investor within two (2) Business Days after the applicable Purchase Date on which the Investor is entitled to receive such Purchase Shares;

(e) the Company breaches any representation, warranty, covenant or other term or condition under any Transaction Document if such breach could have a Company Material Adverse Effect, and except, in the case of a breach of a covenant which is not curable, only if such breach continues for a period of at least five (5) Business Days;

(f) if any Person commences a proceeding against the Company pursuant to or within the meaning of any Bankruptcy Law;

(g) if the Company, pursuant to or within the meaning of any Bankruptcy Law, (i) commences a voluntary case, (ii) consents to the entry of an order for relief against it in an involuntary case, (iii) consents to the appointment of a Custodian of it or for all or substantially all of its property, or (iv) makes a general assignment for the benefit of its creditors or is generally unable to pay its debts as the same become due;

(h) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (i) is for relief against the Company in an involuntary case, (ii) appoints a Custodian of the Company or for all or substantially all of its property, or (iii) orders the liquidation of the Company or any Subsidiary;

(i) If any Person commences a legal proceeding against the Company with aggregate damage claims in excess of $500,000; or

(j) if at any time the Company is not eligible to transfer its Ordinary Shares electronically as DWAC Shares.

In addition to any other rights and remedies under applicable law and this Agreement, so long as an Event of Default has occurred and is continuing following any applicable grace or cure period, the Company shall not deliver to the Investor any Regular Purchase Notice or Accelerated Purchase Notice.

11.	TERMINATION

This Agreement may be terminated only as follows:

(a) If pursuant to or within the meaning of any Bankruptcy Law, the Company commences a voluntary case or any Person commences a proceeding against the Company, a Custodian is appointed for the Company or for all or substantially all of its property, or the Company makes a general assignment for the benefit of its creditors (any of which must be an Event of Default as described in Sections 10(g), 10(h) and 10(j) hereof), this Agreement shall automatically terminate without any liability or payment to the Company (except as set forth below) without further action or notice by any Person; provided that, in connection with an Event of Default described in Section 10(g), this Agreement shall only terminate if any such proceeding shall continue for sixty (60) days without being dismissed, bonded or discharged.

(b) In the event that the Purchase Period shall not have begun on or before October 12, 2025, due to the failure to satisfy the conditions set forth in Sections 7 and 8 above with respect to the Purchase Period, then this Agreement may be terminated by any party at the close of business on October 12, 2025 or thereafter, in each case without liability of such party to the other party (except as set forth below); provided, however, that the right to terminate this Agreement under this Section 11(b) shall not be available to any party if such party is then in breach of any covenant or agreement contained in this Agreement or any representation or warranty of such party contained in this Agreement fails to be true and correct such that the conditions set forth in Section 7(d) or Section 8(e), as applicable, could not then be satisfied; provided, further, however that if the full amount of the Commitment Shares have been paid to Investor, Investor shall not have the right to terminate this Agreement pursuant to this Section 11(b).

(c) The Investor may terminate this Agreement in the event that the daily VWAP over (10) Business Days during a consecutive twenty (20) Business Day period is less than twenty five percent (25%) of the Floor Price.

(d) This Agreement shall automatically terminate on the earlier of (i) the date that the Company sells and the Investor purchases (including by payment of the applicable Purchase Price) the full Available Amount as provided herein, without any action or notice on the part of any party and without any liability whatsoever of any party to any other party under this Agreement (except as set forth below) and (ii) the date the Transaction Agreement is terminated.

(e) If, for any reason or for no reason, the full Available Amount has not been purchased in accordance with Section 2 of this Agreement by the Maturity Date, this Agreement shall automatically terminate on the Maturity Date, without any action or notice on the part of any party and without any liability whatsoever of any party to any other party under this Agreement (except as set forth below). Except as set forth in Sections 11(a) (in respect of an Event of Default under Sections 10(g), 10(h) and 10(j)), and 11(d), any termination of this Agreement pursuant to this Section 11 shall be effected by written notice from the Company to the Investor, or the Investor to the Company, as the case may be, setting forth the basis for the termination hereof. The representations and warranties and covenants of the Company and the Investor contained in Sections 3, 4, 5 (excluding Sections 5(f) and 5(l)), and 6 hereof, the indemnification provisions set forth in Section 9 hereof and the agreements and covenants set forth in Sections 11 and 12 shall survive the execution and delivery of this Agreement and any termination of this Agreement. If this Agreement is terminated prior to the issuance of any Purchase Shares or prior to the Purchase Period, Sections 5 and 6 shall not survive such termination. No termination of this Agreement shall (i) affect the Company’s or the Investor’s rights or obligations under (A) this Agreement with respect to then pending Regular Purchases and Accelerated Purchases, and the Company and the Investor shall complete their respective obligations with respect to any pending Regular Purchases and Accelerated Purchases under this Agreement and (B) the Registration Rights Agreement, which shall survive any such termination, or (ii) be deemed to release the Company or the Investor from any liability for intentional misrepresentation or willful breach of any of the Transaction Documents.

(f) The Company may terminate this Agreement at any time and for any reason by providing the Investor with written notice at least three (3) Business Days prior to termination. The Company’s termination of this Agreement shall not impact the requirement for the Company to issue the Commitment Shares or reimburse the Investor’s expenses in accordance with Section 5(d) or Section 4(a)(xii), respectively.

12.	MISCELLANEOUS.

(a) Governing Law; Jurisdiction; Jury Trial. The corporate laws of the Cayman Islands shall govern all issues concerning the relative rights of the Company and its shareholders. All other questions concerning the construction, validity, enforcement and interpretation of this Agreement and the other Transaction Documents shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the State of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or under the other Transaction Documents or in connection herewith or therewith, or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature or signature delivered by e-mail in a “.pdf” format data file shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original signature.

(c) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(d) Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

(e) Entire Agreement. The Transaction Documents supersede all other prior oral or written agreements between the Investor, the Company, their affiliates and Persons acting on their behalf with respect to the subject matter thereof, and this Agreement, the other Transaction Documents and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Investor makes any representation, warranty, covenant or undertaking with respect to such matters. The Company acknowledges and agrees that is has not relied on, in any manner whatsoever, any representations or statements, written or oral, other than as expressly set forth in the Transaction Documents.

(f) Notices. Any notices, consents or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt when delivered personally; (ii) upon receipt when sent by facsimile or email (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses for such communications shall be:

If to the Company:

OFA Group
609 Deep Valley Dr., Suite 200

Rolling Hills, CA 90274

If to the Investor:

Atsion Asset Management

35 Grove Street, 6E

New York, NY 10014

Copy (which copy shall not constitute notice) to:

Winston & Strawn LLP

800 Capitol St. STE 2400

Houston, TX 77002

Telephone: (713) 651-2600

Attn: Michael J. Blankenship, Esq.

Email: mblankenship@winston.com

[Signature Page Follows]

IN WITNESS WHEREOF, the Investor and the Company have caused this Agreement to be duly executed by the undersigned, as of the date first set forth above.

COMPANY:

OFA GROUP

By:	/s/ Li Hsien Wong
Name:	Li Hsien Wong
Title:	Chief Executive Officer

INVESTOR:

ATSION OPPORTUNITY FUND LLC – SERIES 1

By:	/s/ John Salemi
Name:	John Salemi
Title:	Authorized Signatory

[Exhibit A: Officer’s Certificate]

[Exhibit B: Secretary’s Certificate]

Exhibit C

Regular Purchase Notice

OFA Group

Dated: _________________	Purchase Notice Number:__________________

The undersigned, _________________, hereby certifies, with respect to the sale of Ordinary Shares of OFA Group (the “Company”) issuable in connection with this Regular Purchase Notice, delivered pursuant to that certain Purchase Agreement, dated as of [__________________] (the “Agreement”), as follows (with capitalized terms used herein having the same meanings as given to them in the Agreement):

1. The undersigned is the duly elected ______________________ of the Company.

2. There are no fundamental changes to the information set forth in the Registration Statement which would require the Company to file a post-effective amendment to the Registration Statement.

3. The Company has performed in all material respects all covenants and agreements to be performed by the Company contained in the Agreement on or prior to the Regular Purchase Date. All conditions to the delivery of this Regular Purchase Notice are satisfied as of the date hereof.

4. The number of Ordinary Shares the Company is requesting to be purchased is: _____________.

5. The number of Ordinary Shares of the Company outstanding as of the date hereof is: _____________.

The undersigned has executed this Regular Purchase Notice as of the date first set forth above.

COMPANY:
OFA Group

By:
Name:
Title:

Exhibit D

Accelerated Purchase Notice

OFA Group

Dated: _________________	Purchase Notice Number:__________________

The undersigned, _________________, hereby certifies, with respect to the sale of Ordinary Shares of OFA Group (the “Company”) issuable in connection with this Accelerated Purchase Notice, delivered pursuant to that certain Purchase Agreement, dated as of [__________________] (the “Agreement”), as follows (with capitalized terms used herein having the same meanings as given to them in the Agreement):

1. The undersigned is the duly elected ______________________ of the Company.

2. There are no fundamental changes to the information set forth in the Registration Statement which would require the Company to file a post-effective amendment to the Registration Statement.

3. The Company has performed in all material respects all covenants and agreements to be performed by the Company contained in the Agreement on or prior to the Accelerated Purchase Date. All conditions to the delivery of this Accelerated Purchase Notice are satisfied as of the date hereof.

4. The number of Ordinary Shares the Company is requesting to be purchased is: _____________.

5. The number of Ordinary Shares of the Company outstanding as of the date hereof is: _____________.

The undersigned has executed this Accelerated Purchase Notice as of the date first set forth above.

COMPANY:
OFA Group

By:
Name:
Title: